UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on October 24, 2025, EPWK Holdings Ltd. (the “Company”) received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, as of October 23, 2025, the Company’s Class A ordinary shares had a closing bid price of $0.10 or less for ten consecutive trading days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Staff determined that the Company’s securities are subject to delisting from Nasdaq due to the minimum bid price deficiency. On October 28, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which stayed the suspension of trading and the filing of the Form 25-NSE pending the Panel’s decision.

As also previously disclosed, on November 20, 2025, the Company received an additional letter from the Staff, notifying the Company that it was no longer in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to file its Form 20-F for the fiscal year ended June 30, 2025. As a result, the Staff has determined to delist the Company’s securities from Nasdaq.

On December 9, 2025, the Company attended a hearing before the Panel.

On December 19, 2025, the Company received a notice from the Panel stating that it has determined to delist Company’s securities from Nasdaq and trading in the Company’s securities will be suspended at the open of trading on December 23, 2025.

The Company has a right to a review of the Panel’s determination and the Company is currently evaluating all available options to preserve shareholder value and whether or not to appeal the determination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: December 22, 2025	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors